

Mail Stop 3720

March 9, 2010

Mr. Randy L. Pearce
Chief Financial Officer
Regis Corporation
7201 Metro Boulevard
Edina, Minnesota 55439

> **RE: Regis Corporation**
> **Form 10-K for Fiscal Year Ended June 30, 2009**
> **Filed August 28, 2009**
>
> **Form 10-K/A for Fiscal Year Ended June 30, 2009**
> **Filed November 25, 2009**
>
> **Form 10-Q for Fiscal Quarter Ended December 31, 2009**
> **Filed February 9, 2010**
> **File No. 1-12725**

Dear Mr. Pearce:

We have reviewed your filings and have the following comment. Please address the following comment in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-Q for Fiscal Quarter Ended December 31, 2009

Note 2. Discontinued Operations, page 10

1. We note here and at page 26 that you recorded out-of-period error corrections relating to income taxes during the quarter ended September 31, 2009. In addition, we note at page 122 of your Form 10-K/A that you recorded a correction of an error relating to income taxes during the fiscal year ended June 30, 2009. Please provide us with a detailed analysis showing the quantitative and qualitative effects of these errors on each period presented and how you determined that they are immaterial under the guidance in SAB 99 and SAB 108. Also, in light of the corrections in consecutive periods, explain how you considered the errors in your assessment of controls under Items 3-07 and 3-08 of Regulation S-K.

* * * *

Please respond to this comment through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

      You may contact Melissa Hauber, Senior Staff Accountant, at (202) 551-3368 or Robert S. Littlepage, Jr., Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please me at (202) 551-3810 with any other questions.

                                       Sincerely,

                                       Larry Spirgel
                                       Assistant Director